HIVE Digital Technologies Accelerates Growth in Paraguay, Surpasses 7 EH/s, Achieves 10% Global Growth in Hashrate, and Reports April 2025 Production of 102 Bitcoin

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - May 9, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE) a global leader in sustainable digital infrastructure, is pleased to announce that following the acquisition of Bitfarms' Yguazú assets in Paraguay and the completion of the first 100 MW phase, while construction advances at HIVE's Valenzuela site, the Company is rapidly accelerating operations. HIVE has now surpassed 7 Exahash per second (EH/s) of global Bitcoin mining hashrate, representing a 10% month-over-month increase of peak hashrate, with further growth expected every few weeks as new ASIC miners are deployed (all amounts in US dollars, unless otherwise indicated).

Rapid Hashrate Expansion

As of today, HIVE reports a total Bitcoin mining hashrate of 7.3 EH/s (a 10% increase on peak hashrate realized last month of 6.6 EH/s), driven by the energization of its first 100 MW hydro-powered facility in Paraguay. Leveraging both the acquired Bitfarms' infrastructure and HIVE's proprietary buildout, the Company is adding approximately 1 EH/s of additional capacity per month, and expects to accelerate this pace to 1 EH/s every two weeks as new hardware arrives. HIVE remains on track to achieve its Phase 1 target of 11.5 EH/s by the end of June 2025.

Key Highlights for April 2025

  Bitcoin Production: 102 Bitcoin produced during April, averaging 3.4 BTC per day or 15.8 BTC per Exahash.

  Mining Efficiency: Average hashrate of 6.5 EH/s during the month, with fleet efficiency of 20.7 joules per terahash; peak hashrate reached 6.6 EH/s.

Executive Commentary

Frank Holmes, Co-Founder and Executive Chairman of HIVE, stated: "We're excited by the traction we're gaining after acquiring Bitfarms' assets and launching our own site in Paraguay. This expansion provides HIVE with a strategic advantage to scale production using clean hydroelectric power. However, we remain vigilant, as global supply chain challenges and trade tensions over tariffs could introduce potential disruptions. With the Bitcoin price back above $100,000 as of this news release, we expect to reach six Bitcoin per day by the end of June, nearly doubling April's average daily production. Our disciplined capital allocation, including the redeployment of 30 MW of BUZZ Miners, has already saved us $27 million in capex, accelerating our near-term growth."

Aydin Kilic, President and CEO of HIVE, added: "Our team has worked around the clock to ensure we hit our milestones. As a performance leader in the industry, HIVE wants to demonstrate to its shareholders and investors, the Company's expertise and proficiency in building and operating data centers globally.

"We are pleased to announce that construction of Phase 2 is well underway, which will utilize the Bitmain S21+ Hydro ASIC miners, and the Bitmain Hydro AntSpace containers for our Phase 2 infrastructure in Yguazú have shipped, which will bring online our second 100 MW in Paraguay, and are expected to land in early June. HIVE's Phase 2 expansion in Paraguay will add an additional 6.5 Exahash of Bitmain S21+ Hydro ASICs, bringing our total hashrate to 18 EH/s by the end of summer."

Paraguay Expansion Update

HIVE has completed construction and energization of the initial 100 MW phase at the Yguazú site, utilizing a mix of proprietary BUZZ Miners and the latest Bitmain S21+ air-cooled units, with over 20,000 machines expected onsite by the end of May.

Photo: Security team overseeing the safe transport of HIVE's Bitcoin mining equipment to Yguazú.

To view an enhanced version of this graphic, please visit:

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Phase 2 is progressing rapidly, centered around Bitmain S21+ Hydro miners. Over 13,400 hydro-cooled units, adding 4.3 EH/s, have already shipped, with complete Phase 2 expected to contribute an additional 6.5 EH/s - bringing HIVE's total global capacity to approximately 18 EH/s.

Photo: Setting the stage at Yguazú for the arrival of next-gen Bitmain Hydro containers.

To view an enhanced version of this graphic, please visit:

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Luke Rossy, Chief Operating Officer of HIVE, commented, "Looking ahead, we're preparing our Valenzuela site for an additional 100 MW of air-cooled containers. This expansion, ramping up between August and November, will position HIVE to surpass 25 EH/s globally, establishing us among the largest Bitcoin miners in the world."

At-the-Market Offering

For the three-month period ended March 31, 2025, the Company issued 25,206,407 common shares (the "October 2024 ATM Shares") pursuant to the October 2024 ATM Equity Program for gross proceeds of C$96.9 million ($67.4 million). The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$3.84. Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $1.8 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement.

The Company is using the net proceeds from the October 2024 Equity Distribution Agreement for the purchase of data center equipment, strategic investments, and general working capital.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the results of operations for April 2025; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

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